Exhibit 99.1

EMBARGOED – NOT FOR PUBLICATION BEFORE 07:00HRS ON WEDNESDAY JULY 28, 2004

RESULTS FOR SECOND QUARTER

AND SIX MONTHS ENDED JULY 3, 2004

Oxfordshire, UK – July 28, 2004: Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, today announced US GAAP results for the second quarter and the six months ended July 3, 2004 (which, following the recently announced change in fiscal year end made in connection with the proposed change in corporate domicile, is also the company’s fiscal year end for 2004).

Key points for the second quarter ended July 3, 2004

•                  Revenues in the second quarter 2004 were £21.3 million ($38.8 million), in line with management expectations, an increase of 11% from the second quarter 2003 in US Dollar terms, and down from £22.5 million ($41.3 million) in the first quarter 2004.

•                  The company continued to make progress diversifying its customer base with Huawei accounting for 11% of revenues in the second quarter 2004.  Revenues for Nortel Networks represented 43% of total revenues.

•                  Gross margin, including charges, in the second quarter 2004 was negative 11%, and after charges, negative 10%, in line with management expectations, compared to negative 2% in the first quarter 2004, reflecting continued weakness in the US Dollar versus Sterling and the effect of the sequential revenue decrease.

•                  Operating cash burn for the second quarter 2004 was £14.0 million ($25.5 million) also in line with management’s expectations.

•                  Net loss including charges for the second quarter 2004 was £19.5 million ($35.6 million) compared with £17.5 million ($32.1 million) in the first quarter 2004.

•                  During the quarter, the company completed the acquisition of Onetta, Inc., a provider of optical amplifier modules and subsystems for communications networks.

•                  The company launched a cost reduction initiative aimed at reducing cash overhead costs by 25% over a 12 to 15 month period, with the first impact expected to be seen in the quarter ended October 3, 2004.  As part of the initiative, the company announced on July 21, 2004 a refocusing of its efforts on its core optical business, and exited the RF amplifier space with the sale of its subsidiary, JCA Technology, Inc.

•                  The move of the company’s assembly operation to its new low-cost facility in Shenzhen, China is proceeding very rapidly and the first products for qualification were produced in the second quarter 2004.

•                  In June the board of directors of the company announced it had approved the proposal to move the domicile of the company to the United States.  The company anticipates this move will occur before the end of September, subject to shareholder and court approvals.

•                  The company expects an increase in revenues in the next quarter ending October 3, 2004, as revenues with Nortel Networks are expected to recover to previous levels and as certain new products are expected to gain added traction in the marketplace.

Commenting on the results, Giorgio Anania, Chief Executive Officer, said: “The June quarter was very important for Bookham, as we undertook many new initiatives.  These initiatives included the continuation of our business relationship with Nortel  Networks post the expiration of the revenue guarantee in our supply agreement with them, new design activities with other leading systems vendors, the transition to our low cost China facility, the launch of a number of other cost-reduction initiatives, and our proposed redomicile in the United States.  I am very pleased with the progress that we have made on all these activities.

We now expect our revenue with Nortel Networks to return to historical pre-June quarter levels beginning in our September quarter.  We are pleased with the progress we have made with our China facility and expect to start to qualify components with certain customers for anticipated volume manufacture during the September quarter.  We believe the cost savings associated with components manufactured in our China facility will be substantial.  Together with our other cost-reduction moves we anticipate an improvement in margins.  Finally, subject to shareholder and court approval, we expect our proposed move to the US to become effective during September 2004.  While we do not underestimate the ongoing challenges faced by the industry, we are encouraged on many fronts.”

Operating review

Products and customers

The company continued to strengthen its current customer relationships while diversifying its customer base.  Nortel Networks continued to be a key customer, representing 43% of total revenues in the second quarter 2004 compared with 48% in the first quarter 2004 and 62% in the second quarter 2003. The company has made good progress with some newly designed-in products which are expected to provide growth going forward.  Huawei grew to account for 11% of total revenues and design-in work at other major new customers progressed on target to the level of initial orders

During the quarter, the company experienced strong demand in the metro market particularly for its Indium Phosphide (InP) Mach Zehnder-modulated laser which is ideally placed for upgrading metro systems to 10G, an area of good market growth.  During the quarter, the company’s first amplified subsystem product moved rapidly into full production and is now experiencing significant demand.  The company believes this is the first of many subsystem products as customers are outsourcing more of the design and manufacture that they would traditionally have done in-house.

In addition, the company announced that it has developed and qualified a range of high-power laser diode bars, to meet the needs and opportunities of key industrial sectors. The initial products were qualified and began shipping during the second quarter 2004. This move into the high power laser industrial markets highlights Bookham’s strategy of expanding revenue growth through applications within the non-telecom markets.

The company has also experienced good growth in some of its other non-telecom markets, with good demand in particular from semiconductor capital equipment customers.

Cost reduction plans

In May 2004, the company announced a new cost reduction initiative to reduce overhead costs by 25% within 12 to 15 months. This initiative will involve the relocation of the majority of the company’s assembly operations into its new facility in Shenzhen, China, the rationalization of certain product lines and a further consolidation of manufacturing and other company sites.  These cost reductions are expected to better position the company’s cost base for potential strategic opportunities.

The company has previously announced the opening of an advanced manufacturing facility in Shenzhen, China.  The company has started to transfer initial products to the Shenzhen facility. The manufacturing start-up schedule is on target, and initial equipment has been moved from the facility in Paignton, UK to Shenzhen.  The first products for qualification were manufactured at the end of the second quarter 2004, with the start of volume production of certain initial products anticipated to commence in the quarter ended October 3, 2004.

On July 21, 2004, the company announced that it had sold JCA Technology, Inc (“JCA”) to Endwave Corporation for $6 million in cash.  JCA, based in San Jose, California, was acquired by Bookham through the company’s acquisition of New Focus in March 2004, and primarily supplied a comprehensive line of RF amplifiers for defense applications.  This transaction reflects the company’s strategy to focus on its core optical business.

In addition, the company is undertaking a number of other cost reduction initiatives. These include the rationalization of certain product lines, including withdrawal from the MMIC (Monolithic Microwave Integrated Circuit) business. Upon completion of final production orders this rationalization is expected to result in reductions in manufacturing overheads and development spending. The company also expects to see reductions in operating expenses as it continues to consolidate sites and product lines.

Strategic acquisitions

In June, the company acquired Onetta, Inc (“Onetta”), a company, based in Sunnyvale, California, that provides optical amplifier modules and subsystems for communications networks. Onetta designs and manufactures intelligent Erbium Doped Fiber Amplifiers (EDFA) for current and next-generation optical communications networks.  These amplifiers incorporate advanced optics, control electronics and firmware to provide leading edge performance.  The company believes the addition of the Onetta team further strengthens the company’s position as a leading player in optical amplifiers and accelerates consolidation in this segment of the telecom optical component space.  Onetta provides key skills that are expected to strengthen Bookham’s position as a leader in design and manufacture of optical line subsystems.

Change of domicile

On June 24, 2004 the company announced that the board of directors of Bookham had approved a proposal to change the corporate domicile of Bookham to the United States.  The Board believes that the proposed change, subject to shareholder and court approval, is in the best interests of the company and reflects the transformation within Bookham, its business activities, customer base and ownership, in the four years since its initial public offering.  A circular containing full details of the proposal together with relevant voting proxy forms, has been sent to holders of Bookham ordinary shares and Bookham American depositary shares and shareholder meetings have been scheduled for August 16, 2004.  The reincorporation is currently expected to become effective on September 10, 2004 subject to shareholder and court approvals.

Other developments

Fiscal year end

The company also announced that it is to change its fiscal year end from December 31 to June 30.  This change is being made in connection with the proposed change in corporate domicile.

Outlook

The company expects revenues for the quarter ending October 3, 2004 (its first fiscal quarter of fiscal 2005) to increase by 10% to 15% over the second quarter 2004, to a range of $42 million to $45 million. The expected increase is anticipated to arise from revenues from Nortel Networks and other customers, and from new product introductions. The company expects gross margin to improve in the quarter to between negative 5% and 0%.  The company anticipates that its operating cash outflow for the quarter ended October 3, 2004 will be in the range of £11 million to £14 million ($20 million to $25 million), reflecting the actions taken to reduce costs and expenses going forward.

Financial commentary (US GAAP)

All US dollar numbers have been translated at £1 = $1.82 for the convenience of the reader.

In view of the company’s anticipated redomicile in the United States and related adoption of US GAAP, this discussion is based on US GAAP.

Second quarter ended July 3, 2004

Revenues:  Revenues in the second quarter 2004 were £21.3 million ($38.8 million), down from £22.5 million ($41.3 million) in the first quarter 2004, and in line with management expectations. The average US Dollar to Sterling exchange rate improved slightly within the quarter. Compared with the second quarter 2003, revenues were up 11% in US Dollars and 1% in Sterling.

The second quarter 2004 revenues included a full quarter of revenues from New Focus and revenues from the acquisition of Onetta from June 10, which amounted to £3.3 million ($6.0 million) and £0.3 million ($0.6 million) respectively.  JCA, which was sold on July 21, 2004, accounted for £0.9 million ($1.7 million) of revenue in the second quarter.  Nortel Networks continued to be the company’s largest customer with 43% of revenues and Huawei accounted for 11% of revenues in the quarter.

Operating loss: The gross loss (loss at the gross margin level) was £2.4 million ($4.4 million), increasing from a loss of £0.4 million ($0.8 million) in the first quarter 2004, and improved from a loss of £4.2 million ($7.0 million) in the second quarter 2003.  After charges in the second quarter 2004 of £0.3 million ($0.5 million), the gross margin profit has declined from (2%) of revenues in the first quarter 2004 to (10%) in the second quarter 2004.  Gross margin continues to be adversely affected by the exchange ratio of the US Dollar to Sterling, with the US Dollar continuing to be near historic lows for the quarter. The decline in gross margin between quarters was in line with management expectations, and was principally due to lower revenues between quarters and, to a lesser degree, manufacturing overhead incurred with the start up of operations in Shenzhen.

Operating expenses in the second quarter 2004 increased 14% over the first quarter 2004 due to the consolidation of New Focus for the full quarter.

Restructuring charges: In the second quarter 2004, there was a net credit amounting to £0.1 million ($0.2 million).

Other income: Other income amounted to £0.5 million ($0.9 million), principally from foreign exchange gains.  Net interest for the second quarter 2004 was £0.8 million ($1.5 million).

Net loss:  The net loss for the second quarter 2004 was £19.5 million ($35.6 million) or £0.06 per share ($0.12 per share).  The net loss, excluding the restructuring credit of £0.1 million ($0.2 million), was £19.6 million ($35.7 million) or £0.06 per share ($0.12 per share).

Net loss under UK GAAP: Under UK GAAP the loss for the second quarter 2004 was £23.6 million ($42.9 million) or £0.06 per share ($0.10 per share). Certain differences arise between UK and US GAAP principally around the treatment of goodwill, amortisation and foreign exchange.  The difference of £4.0 million ($7.4 million) in net loss under US GAAP versus UK GAAP is due to these differences.

Cash and cash equivalents: Cash and cash equivalents and short-term restricted cash as of July 3, 2004 was £66.5 million ($121.1 million) compared with £76.6 million ($142.1 million) as at April 4, 2004.  Cash at July 3, 2004 includes £5.0 million ($9.1 million) of cash associated with the Onetta acquisition, which is expected to be used in the quarter ending October 3, 2004, to pay liabilities assumed as part of the transaction.

Cash flow: Total cash burn for the second quarter 2004 was £10.1 million ($18.4 million).  However, this includes £5.0 million ($9.1 million) of cash acquired with Onetta.  Excluding this, and one-off and restructuring costs of £1.1 million ($2.0 million), operating cash burn amounted to £14.0 million ($25.5 million).

Six months ended July 3, 2004

Revenues:  Revenues for the six months ended July 3, 2004 were £43.8 million (£79.8 million) compared with £42.1 million ($69.9 million) for the six months ended June 29, 2003.

Nortel Networks and Marconi Communications represented 46% and 9% of sales respectively for the first half 2004.

Operating loss: The gross loss including charges (loss at the gross margin level) was £2.8 million ($5.1 million) in the first half 2004, compared with a gross loss of £11.0 million ($18.2 million) in the first half 2003 due to reduced restructuring costs and margin improvement.

Operating expenses increased by 10% in the first half 2004 from the first half 2003 due to an increase in selling, general and administration associated with the growth in activities and the consolidation of acquired companies offset by savings in research and development from the cost reduction strategies.

Restructuring charges: For the first half 2004, restructuring charges were £3.0 million ($5.5 million), compared with £4.7 million ($7.9 million) in the first half 2003.

Net loss: The net loss for the six months ended July 3, 2004 amounted to £37.0 million ($67.4 million), compared with £42.3 million ($70.2 million) in the six months ended June 29, 2003.  Net loss, before charges (consisting of restructuring charges), was £34.0 million ($61.9 million) for the six months ended July 3, 2004, compared with £37.5 million ($62.3 million) in the six months ended June 29, 2003.

Cash and cash equivalents: Cash and cash equivalents and short-term restricted cash as of July 3, 2004 was £66.5 million ($121.1 million), a decrease of £4.3 million ($7.8 million) from June 29, 2003.

Bookham Technology: +44 (0) 1235 837000

Giorgio Anania – Chief Executive Officer

Steve Abely – Chief Financial Officer

Sharon Ostaszewska – Director Communications

For media interviews – please contact:

Joanne Bradbeer - +44 (0) 1327 356242

Brian Dolby/Helen Lyman-Smith – GBCS PR - +44 (0) 155950 8399

The company will be hosting a conference call to discuss this set of results on Wednesday July 28, 2004 at 13:30 (BST), 08:30 (EST).  Dial in numbers are as follows:

UK/European participants	+44 (0) 20 7162 0186
US participants	+1 888 222 0364

A taped recording will be available approximately 1 hour after the call ends for 5 days.  Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459
(access code: 418132)

US participants	+1 866 484 2564
(access code: 418132)

The call can also be accessed on the company’s web site, www.bookham.com.  In addition, a presentation which will be used during the call, will be available on the web site, through the webcast link on the home page.

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses of Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. and in June 2004 acquired Onetta, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties.  Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products,  the risks associated with our transition to the Shenzhen facility, quarterly variations in results, currency exchange rate fluctuations and, among other things, their impact on gross margins and other financial metrics, the ability to integrate the operations of New Focus, reductions in demand for optical components, expansion of our business operations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the “Risk Factors” sections of our Annual Report on Form 20-F for the year ended December 31, 2003.  Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc

Consolidated Statement of Operations – US GAAP

Second quarter ended July 3, 2004

	(1) Before Charges July 3, 2004	Charges July 3, 2004	After Charges July 3, 2004	After Charges April 4, 2004	After Charges June 29, 2003	After Charges July 3, 2004
	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited $’000

Net revenues	21,317	—	21,317	22,509	21,040	38,797
Cost of net revenues	(23,427)	(283)	(23,710)	(22,945)	(25,228)	(43,152)

Gross Loss	(2,110)	(283)	(2,393)	(436)	(4,188)	(4,355)
Operating expenses
Research and development	(7,932)	(184)	(8,116)	(6,841)	(8,248)	(14,771)
Selling, general and administrative	(10,213)	(446)	(10,659)	(9,079)	(6,793)	(19,400)
Impairment loss	—	—	—	—	(782)	—
IPR&D	—	(68)	(68)	(3,113)	—	(124)
Closure costs	—	1,073	1,073	—	307	1,953
Total operating expenses	(18,145)	375	(17,770)	(19,033)	(15,516)	(32,342)
Operating loss	(20,255)	92	(20,163)	(19,469)	(19,704)	(36,697)
Other income	507	—	507	1,993	2,009	923
Loss before income taxes	(19,748)	92	(19,656)	(17,476)	(17,695)	(35,774)
Provision for income taxes	115	—	115	—	—	209
Net loss	(19,633)	92	(19,541)	(17,476)	(17,695)	(35,565)

Net loss per ordinary share and ADS (basic and diluted)	£(0.06)	£0.00	£(0.06)	£(0.07)	£(0.09)	$(0.12)
Weighted average ordinary shares and ADSs outstanding (‘000)	305,853	305,853	305,853	239,763	204,952	305,853

(1)                                  Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company’s past acquisitions and restructuring activities and gives investors insight into the results attributable to the company’s operating business.  Management believes that presenting financial measures exclusives of charges helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc

Consolidated Statement of Operations – US GAAP

Six months ended July 3, 2004

	(1) Before Charges July 3, 2004	Charges July 3, 2004	After Charges July 3, 2004	After Charges June 29, 2003	After Charges July 3, 2004
	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited $’000

Net revenues	43,826	—	43,826	42,088	79,763
Cost of net revenues	(46,372)	(283)	(46,655)	(53,054)	(84,912)

Gross loss	(2,546)	(283)	(2,829)	(10,966)	(5,149)
Operating expenses
Research and development	(14,773)	(184)	(14,957)	(17,375)	(27,222)
Selling, general and administrative	(19,292)	(446)	(19,738)	(14,982)	(35,923)
Impairment loss	—	—	—	(782)	—
IPR&D	—	(3,181)	(3,181)	—	(5,789)
Closure costs	—	1,073	1,073	134	1,953
Total operating expenses	(34,065)	(2,738)	(36,803)	(33,005)	(66,981)
Operating loss	(36,611)	(3,021)	(39,632)	(43,971)	(72,130)
Other income	2,500	—	2,500	1,711	4,550
Loss before income taxes	(34,111)	(3,021)	(37,132)	(42,260)	(67,580)
Provision for income taxes	115	—	115	—	209
Net loss	(33,996)	(3,021)	(37,017)	(42,260)	(67,371)

Net loss per ordinary share and ADS (basic diluted)	£(0.13)	£(0.01)	£(0.14)	£(0.21)	$(0.25)
Weighted average ordinary shares and ADSs outstanding (‘000)	271,989	271,989	271,989	204,951	271,989

(1)                                  Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company’s past acquisitions and restructuring activities and gives investors insight into the results attributable to the company’s operating business.  Management believes that presenting financial measures exclusives of charges helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc

Consolidated Statement of Comprehensive Income – US GAAP

Second quarter ended July 3, 2004

	Second quarter to July 3, 2004	Second quarter to June 29, 2003	Second quarter to July 3, 2004
	Unaudited £’000	Unaudited £’000	Unaudited $’000

Loss for the quarter	(19,541)	(17,695)	(35,564)
Exchange difference on translation of subsidiaries	589	(930)	1,072
Unrealised foreign exchange loss on unexpired hedges	(22)	—	(40)

Total losses recognised in the quarter	(18,974)	(18,625)	(34,532)

Bookham Technology plc

Consolidated Statement of Comprehensive Income – US GAAP

Six months ended July 3, 2004

	Six months to July 3, 2004	Six months to June 29, 2003	Six months to July 3, 2004
	Unaudited £’000	Unaudited £’000	Unaudited $’000

Loss for the six months	(37,017)	(42,260)	(67,371)
Exchange difference on translation of subsidiaries	1,245	88	2,266
Unrealised foreign exchange loss on unexpired hedges	(67)	—	(122)

Total losses recognised in the six months	(35,839)	(42,172)	(65,227)

Bookham Technology plc

Consolidated Balance Sheet – US GAAP

	July 3, 2004	April 4, 2004	December 31, 2003	June 29, 2003	July 3, 2004
	Unaudited £’000	Unaudited £’000	Audited £’000	Unaudited £’000	Unaudited $’000

Assets
Current Assets:
Cash and cash equivalents	64,103	74,290	38,955	70,811	116,667
Short-term restricted cash	2,436	2,328	—	—	4,434
Accounts receivable, net	16,219	18,066	15,584	14,792	29,519
Inventories, net	26,560	26,595	24,931	16,559	48,339
Prepaid expenses and other current assets	9,828	9,348	6,881	5,115	17,887
Assets held for resale	7,642	—	—	—	13,908
Total current assets	126,788	130,627	86,351	107,277	230,754

Goodwill and other intangible assets	90,001	79,734	25,410	23,422	163,802
Property and equipment	39,763	46,453	39,642	46,650	72,369
Other assets	605	190	—	—	1,100
	257,157	257,004	151,403	177,349	468,025
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and other accrued expenses	32,001	24,663	20,701	31,360	58,242
Total current liabilities	32,001	24,663	20,701	31,360	58,242
Long-term obligations	43,513	46,132	38,345	33,745	79,193
Shareholders’ equity	181,643	186,209	92,357	112,244	330,590
	257,157	257,004	151,403	177,349	468,025

Bookham Technology plc

Consolidated Cash Flow Statement for the

Second quarter ended July 3, 2004 – US GAAP

	Quarter ended July 3, 2004	Quarter ended April 4, 2004	Quarter ended December 31, 2003	Quarter ended July 3, 2004
	Unaudited £’000	Unaudited £’000	Unaudited £’000	Unaudited $’000

Net income	(19,541)	(17,476)	(5,664)	(35,564)

Adjustments to reconcile net loss to net cash
Provided by operating activities:

• Depreciation	2,230	2,031	769	4,059

• Amortization	1,613	1,506	1,311	2,936

• Changes in operating assets and liabilities (net of acquisitions)	1,884	(884)	(4,690)	3,429

• Other adjustments	(2,365)	1,403	(4,149)	(4,306)

Net cash outflows from operating activities	(16,179)	(13,420)	(12,423)	(29,446)

Net cash inflows from investing activities	6,357	50,209	2,851	11,570

Net cash (outflows)/inflows from financing activities	(365)	874	598	(664)

(Decrease)/increase in cash	(10,187)	37,663	(8,974)	(18,540)

Bookham Technology plc

Consolidated Cash Flow Statement for the

Six months ended July 3, 2004 – US GAAP

	Six months ended July 3, 2004	Six months ended June 29, 2003	Six months ended July 3, 2004
	£’000	£’000	$’000

Net income	(37,017)	(42,260)	(67,371)

Adjustments to reconcile net loss to net cash
Provided by operating activities:
	4,261	3,240	7,755
• Depreciation
	3,119	2,948	5,677
• Amortization

• Changes in operating assets and liabilities (net of acquisitions)	1,000	8,964	1,820

• Other adjustments	(962)	205	(1,750)

Net cash outflows from operating activities	(29,599)	(26,903)	(53,869)

Net cash inflows/(outflows) from investing activities	54,238	(7,709)	98,713

Net cash inflows from financing activities	509	5	926

Increase/(decrease) in cash	25,148	(34,607)	45,770

Basis of preparation

The second quarter and six months results have been prepared on the basis of the accounting policies set out in Bookham’s Annual Report on Form 20-F for the year ended December 31, 2003, which is on file with the US Securities and Exchange Commission, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology’s results and financial position as of and for those periods.

The financial information contained in this announcement for the year ended December 31, 2003, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts of the group in respect of the financial year ended December 31, 2003, which have been delivered to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

-                  ends –